UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-41717

C3IS INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Kifissia 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 8, 2025, C3is Inc. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with institutional investors (the “Investors”), pursuant to which the Company agreed to issue and sell to the Investors, in a registered direct offering 800,000 shares of common stock, par value $0.01 per share (a “Common Share”), of the Company, at an offering price of $2.50 per Common Share (the “Offering”). The Offering is expected to close on October 9, 2025, subject to the satisfaction of customary closing conditions.

The Common Shares described above are being offered and sold pursuant to a registration statement on Form F-3 (File No. 333-285135), which was filed with the Securities and Exchange Commission (the “Commission”) on February 21, 2025 and was declared effective by the Commission on March 6, 2025.

The aggregate gross proceeds to the Company from the Offering, before deducting placement agent fees and estimated expenses payable by the Company, will be approximately $2.0 million.

Attached to this report on Form 6-K as Exhibit 1.1 is a copy of the Placement Agency Agreement.

Attached to this report on Form 6-K as Exhibit 1.2 is a copy of the Securities Purchase Agreement.

Attached to this report on Form 6-K as Exhibit 5.1 is a copy of the Opinion of Reeder & Simpson P.C..

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of the Company dated October 8, 2025 titled “C3is Inc. Announces Pricing of $2 Million Registered Direct Offering”.

EXHIBIT INDEX

1.1	Form of Placement Agency Agreement.

1.2	Form of Securities Purchase Agreement.

5.1	Opinion of Reeder & Simpson P.C.

99.1	Press Release, dated October 8, 2025.

*****

This report on Form 6-K, including exhibit 99.1 hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (Reg. No. 333-273306) filed with the Securities and Exchange Commission on July 18, 2023 and Registration Statement on Form F-3 (Reg. No. 333- 285135) filed with the Securities and Exchange Commission on February 21, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 9, 2025

C3IS INC.

By:	/s/ Nina Pyndiah
Name:	Nina Pyndiah
Title:	Chief Financial Officer